September 19, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 26, 2012
File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated July 5, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on June 26, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

September 19, 2012

General

1.	In response to comment 1 of our letter dated June 18, 2012, we note that you have revised your disclosure in your amended registration statement to remove all references to your status as an emerging growth company as defined in the JOBS Act. After further consideration of the issue and without regard to your indication in your response letter that you do not believe you are a successor to Restoration Hardware, Inc., please be advised that the staff will not object if you take advantage of the provisions of the JOBS Act that are applicable to emerging growth companies, such as compliance with the scaled disclosure provisions.

Answer:	We plan to take advantage of the provisions of the JOBS Act that are applicable to emerging growth companies, and we have revised the disclosure on pages 39, 40, 81, 82 and 140 of Amendment No. 5 accordingly. Additionally, we have taken advantage of the JOBS Act’s provisions regarding executive compensation disclosure. Please see pages 110-117 of Amendment No. 5.

Prospectus Summary, page 1

Principal Equity Holders, page 6

2.	Please also disclose in this section the fact that you plan to enter into a stockholders agreement with Home Holdings in connection with the offering that will provide for a waiver of the corporate opportunity doctrine, the nomination by Home Holdings of two directors, and the fact that no action may be taken or vote approved by the board of directors or any committee (other than the audit committee) without the affirmative vote of both directors nominated by Home Holdings.

Answer:	We have revised the disclosure on page 6 of Amendment No. 5 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

September 19, 2012

We will provide you with marked copies of Amendment No. 5 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover                     /s/ Stewart L. McDowell

Gavin B. Grover                          Stewart L. McDowell

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.

Karen Boone, Restoration Hardware Holdings, Inc.

Robert Babula, Securities and Exchange Commission

Donna Di Silvio, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission